March 1, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed June 14, 2022
File No. 001-33861

Dear Ms. Yang and Mr. Blume:

On behalf of Motorcar Parts of America, Inc. (the “Company,” “we,” “us” or “our”), we are submitting the full unredacted letter, requesting confidential treatment, until June 14, 2023, of the yellow highlighted portions and June 14, 2026 for the green highlighted portions.  The Company requests confidential treatment under the exemption provided by Section 552(b)(4)[7] of the FOIA, which protects “commercial or financial information obtained from a person and privileged or confidential.”  The Company specifically requests confidential treatment for the text highlighted below, as we believe we would be at a significant disadvantage if the information was made public without our ability to respond to questions, i.e., in an earnings call.  Investors would still be protected as they will receive the information with the filing of our Form 10-K on June 14, 2023, and will then have an opportunity to better understand the details of the financial data since they can ask specific questions during the earnings call.  The Company is requesting an additional three years of confidential treatment for the green highlighted information because we would be at great competitive harm if the Company’s competitors knew our disaggregated margins.  The Company provides written consent to the furnishing of the confidential information to other government agencies, offices or bodies and to the Congress.  Juliet Stone, jstone@motorcarparts.com, or 310 972-4046, at the above address can be contacted with any questions regarding our request for confidential treatment.

On behalf of Company, we are submitting this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 1, 2023.

Comments

Form 10-K for the Fiscal Year Ended March 31, 2022

Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-7

1.
We note your disclosure that your business comprises three separate operating segments that "meet all the aggregation criteria and are aggregated." Please identify your operating segments and tell us in sufficient detail how you determined your operating segments meet all aggregation criteria described in ASC 280-10-50-11. In particular, explain how you determined all operating segments have similar economic characteristics.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in accordance with Accounting Standards Codification (“ASC”) 280, the Company considered the information provided to and used by its Chief Operating Decision Maker (“CODM”) for evaluating performance of its operating segments and other information used to evaluate each segment’s financial performance and make resource allocation decisions when assessing the appropriate segment disclosures. The Company has identified its Chief Executive Officer as the CODM.

The Company determined through its review process that its business is comprised of three operating segments, which are:

(i)
Hard Parts, which represented approximately [REDACTED] of consolidated revenue in fiscal 2022, 2021, and 2020, respectively, and includes a significant presence in the rotating electrical category (alternators and starters), including (i) light duty rotating electric products such as alternators and starters, (ii) wheel hub products, (iii) brake-related products, which include brake calipers, brake boosters, brake rotors, brake pads, and brake master cylinders, and (iv) turbochargers,

(ii)
Test Solutions and Diagnostic Equipment, which represented approximately [REDACTED] of consolidated revenue in fiscal 2022, 2021, and 2020, respectively, and includes (i) applications for combustion engine vehicles, including bench top testers for alternators and starters, (ii) test solutions and diagnostic equipment for the pre- and post-production of electric vehicles, and (iii) software emulation of power systems applications for the electrification of all forms of transportation (including automobiles, trucks and the emerging electrification of systems within the aerospace industry, such as electric vehicle charging systems). Test Solutions and Diagnostic Equipment is a result of the Company’s acquisitions of D&V Electronics Ltd. (“D&V Canada”) in July 2017 and Mechanical Power Conversion, LLC (“D&V USA”) in December 2018, and,

(iii)
Heavy Duty for hard part products, which represented approximately [REDACTED] of consolidated revenue in each of fiscal 2022, 2021, and 2020, respectively, and includes a presence in the non-discretionary automotive aftermarket replacement parts for heavy-duty truck, industrial, marine, and agricultural applications category, as a result of the Company’s acquisition of Dixie Electric Ltd. (“Dixie”) in January 2019.

As noted above, the Hard Parts segment comprises substantially all of the Company’s operations [REDACTED] The Company expects the size of the Test Solutions and Diagnostic Equipment and Heavy Duty segments to each remain the same or smaller relative to the total in fiscal 2023 and future periods.

The Company considered the qualitative aggregation criteria in ASC 280-10-50-11 in relation to each of its operating segments, noting that (i) each operating segment sells automotive products, (ii) the nature of the production process is similar in that the manufacturing process combines skilled labor from certified and licensed technicians with raw materials, manufactured components, purchased components, and purchased capital components to complete the Company’s products, (iii) customers for each operating segment are predominately large, U.S. based, automotive retailers, original equipment manufacturers, professional installers, and a diverse group of automotive warehouse distributors, and many of our customers are customers of all three segments, (iv) products for each operating segment are sold via in-house and outside sales teams directly to the Company’s customers, as described above, and (v) each operating segment operates in the non-discretionary automotive aftermarket. Based on the above, the Company concluded that each of its three operating segments meets the qualitative aggregation criteria in ASC 280-10-50-11.

After completing the qualitative analysis, the Company considered whether its operating segments also have similar economic characteristics and can be aggregated. The Company primarily assesses performance and allocates resources based on adjusted gross margin for each of the operating segments. The Company considered the guidance in ASC 280-10-55-7A through 55-7C which indicates that companies should look to past and present performance as indicators that segments are expected to have the same future prospects. As of March 31, 2022, the Company concluded that the operating segments were expected to have the same future prospects based on past performance and expectations, as described below.

[REDACTED]

(1)	[REDACTED]
(2)	Test Solutions and Diagnostic Equipment only included D&V Canada, which was acquired in fiscal 2018 (July 2017).

The Company’s adjusted gross margins for fiscal 2018 for the Hard Parts and Test Solutions and Diagnostic Equipment segments met the aggregation criteria.

During fiscal 2019, the Company acquired D&V USA (December 2018) and Dixie (January 2019). At that time, adjusted gross margins were not consistent as the businesses were recently acquired although, the Company expected the adjusted gross margins for these businesses to approximate those for the Hard Parts segment over the next two to three years (fiscal 2021 to 2022) once the integration was completed.

In fiscal 2020 through 2022, the Company continued its efforts to integrate these businesses, however, adjusted gross margins diverged due to anomalies caused by the COVID-19 pandemic. Results of each of the operating segments were impacted to different degrees by pandemic-related costs, demand, increased expenses for supply chain disruptions, logistics services, inflationary costs, and differing timing of effectuating price increases to customers.

Due to these disruptions, the date of expected convergence was delayed. As of the end of fiscal 2022, the Company’s expectation was to achieve future convergence by the end of fiscal 2024 for each of its three operating segments, once the effects of the pandemic subsided and the aforementioned integration is completed. Therefore, the Company concluded that all of the aggregation criteria had been met as of March 31, 2022. Further, had the Company disaggregated the segments it would have resulted in the presentation of Hard Parts as the only reportable segment under ASC 280 with the other two reported as “All Other.” Although not determinative, the Company’s assessment in the prior year considered that such a disaggregation presentation of the segments would not have impacted a financial statement user's understanding of the business and consolidated results.

The Company evaluates its segments as part of its annual financial statement close process following the completion of its annual budgeting process. In respectful consideration of the Staff’s comment, the Company has accelerated its annual evaluation of its segments for fiscal 2023 and has considered the long-term expectations for its segments as of year-end, including consideration of the growth of the businesses, revisions to prior year expectations, and strategic plans.

As a result of its most recent evaluation, the Company determined that convergence of the adjusted gross margins of its businesses is no longer expected in the near term due to (i) the continuing nature of changes arising from the COVID-19 pandemic that were previously believed to be temporary, including higher freight (net of certain price increases) and certain disruptions in the supply chain primarily affecting the Hard Parts segment, (ii) the results of integration efforts in fiscal 2023, and (iii) other organizational changes implemented through the fiscal fourth quarter to change management and revise product offerings that have impacted the nature and scope of operations at the Test Solutions and Diagnostic Equipment and Heavy Duty segments. As a result, the Company will disaggregate its segments and intends to report the Hard Parts segment as one reportable segment and the Test Solutions and Diagnostic Equipment and Heavy Duty segments combined within an “all other” category in future filings, beginning with the Form 10-K for the fiscal year ending March 31, 2023, as illustrated in Exhibit A. The combination of the segments within the “all other” category was determined in accordance with ASC 280-10-50-15 as neither segment met the quantitative thresholds for separate reporting outlined in ASC 280-10-50-12 nor the combination criteria in ASC 280-10-50-13. The Company will recast its prior year segment disclosures to be presented on a comparative basis as required per ASC 280.

Note 16. Income Taxes, page F-27

2.	Pursuant to Rule 4-08(h) of Regulation S-X, please disclose the domestic and foreign components of your income (loss) before income tax expense.

Response:

In respectful consideration of the Staff’s comment, in future filings, disclosure of domestic and foreign components of income (loss) before income tax expense (benefit) will be made prospectively beginning in the Company’s Form 10-K for the fiscal year ending March 31, 2023.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (310) 972-4046 or jstone@motorcarparts.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Juliet Stone

cc:	Selwyn Joffe, Chairman, President and Chief Executive Officer
David Lee, Chief Financial Officer

Exhibit A

Segment Information

Pursuant to the guidance provided under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) for segment reporting, the Company has identified its chief operating decision maker (“CODM”), reviewed the documents used by the CODM, and understands how such documents are used by the CODM to make financial and operating decisions. The criteria the Company used to identify the reportable segments are primarily the nature of the products the Company sells, the Company’s organizational and management reporting structure, and the operating results that are regularly reviewed by the Company’s CODM to make decisions about the resources to be allocated to the business units and to assess performance, including adjusted gross margin.

The Company has three operating segments, which are:

•
Hard Parts, including (i) light duty rotating electric products such as alternators and starters, (ii) wheel hub products, (iii) brake-related products, including brake calipers, brake boosters, brake rotors, brake pads and brake master cylinders, and (iv) turbochargers,

•
Test Solutions and Diagnostic Equipment, including (i) applications for combustion engine vehicles, including bench top testers for alternators and starters, (ii) test solutions and diagnostic equipment for the pre- and post-production of electric vehicles, (iii) software emulation of power systems applications for the electrification of all forms of transportation (including automobiles, trusts and the emerging electrification of systems within the aerospace industry, such as electric vehicle charging stations), and

•	Heavy Duty, including non-discretionary automotive aftermarket replacement hard parts for heavy-duty truck, industrial, marine, and agricultural applications.

The Hard Parts operating segment meets the criteria of a reportable segment while Test Solutions and Diagnostic Equipment and Heavy Duty are not material, and thus are not separately reportable, are included within the “all other” category.

Financial information relating to the Company’s segments for the year ended March 31, 2023 is as follows:

Year Ended
March 31, 2023
Selected Financial Data	Hard Parts	All Other	Eliminations	Consolidated
Net sales to external customers	$-	$-	$-	$-
Intersegment sales	-	-	-	-
Adjusted gross profit	-	-	-	-
Depreciation and amortization	-	-	-	-
Segment assets	-	-	-	-
Capital expenditures	-	-	-	-

Reconciliation of adjusted gross profit to operating income (loss)
Adjusted gross profit	$-	$-	$-	$-
Items impacting adjusted gross profit:
Core and finished goods premium amortization and new business return accruals	-	-	-	-
Revaluation of cores on customers' shelves	-	-	-	-
Gain due to realignment at customer distribution centers	-	-	-	-
Supply chain disruptions and costs related to COVID-19	-	-	-	-
New product line start-up costs and transition expenses	-	-	-	-
Gross profit	-	-	-	-
Operating expenses	-	-	-	-
Operating income (loss)	$-	$-	$-	$-

[REDACTED]